UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-11313 and 333-169977

CKE RESTAURANTS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	90-0941003
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6307 Carpenteria Avenue, Ste. A,
Carpenteria, California 93013
(805) 745-7500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

11.375% Senior Secured Second Lien Notes due 2018
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 43

Pursuant to the requirements of the Securities Exchange Act of 1934 CKE Restaurants Holdings, Inc., successor by merger to CKE Restaurants, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 8, 2013	By:	/s/ Theodore Abajian
Theodore Abajian
Executive Vice President and Chief Financial Officer